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                          February 22, 2024

       Robert W. Duggan
       Chairman and Chief Executive Officer
       Summit Therapeutics Inc.
       601 Brickell Key Drive, Suite 1000
       Miami, FL 33131

                                                        Re: Summit Therapeutics
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed February 20,
2024
                                                            File No. 333-277169

       Dear Robert W. Duggan:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Chris
Edwards at 202-551-6761 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Adam Finerman, Esq.